EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

(in millions)	2017	2016	2015	2014	2013
Earnings (loss) from continuing operations before income taxes(A)	$58	$(38)	$(109)	$(565)	$(985)
Less: Net income attributable to non-controlling interests	(25)	(32)	(33)	(40)	(54)
Dividends from non-consolidated affiliates	7	12	12	12	13
Interest expense(B)	302	290	270	265	264
Debt amortization expense	49	37	37	49	57
Interest portion of rent expense(C)	16	17	19	20	24
Total earnings (loss)	$407	$286	$196	$(259)	$(681)

Capitalized interest	$2	$3	$1	$—	$5
Interest expense(B)	318	307	289	285	288
Debt amortization expense	49	37	37	49	57
Total fixed charges	$369	$347	$327	$334	$350

Ratio of earnings to fixed charges	1.10	0.82	0.60	—	—
Earnings shortfall	$—	$(61)	$(131)	$(593)	$(1,031)
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(A)    Excludes equity in income (loss) of non-consolidated affiliates.

(B)	Excludes interest expense on income tax contingencies.

(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

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